EXHIBIT 3.1

Certificate of Amendment

Of the

Certificate of Incorporation

Of

Edible Garden AG Incorporated

Edible Garden AG Incorporated, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

FIRST: The name of the corporation is Edible Garden AG Incorporated (the “Corporation”).

SECOND: The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 12, 2021.

THIRD: Article Four of the Corporation’s Certificate of Incorporation is hereby amended in its entirety to provide as follows:

“The total number of shares of capital stock which the Corporation has authority to issue is One Hundred Ten Million (110,000,000). These shares shall be divided into two classes, with One Hundred Million (100,000,000) shares designated as Common Stock, par value $0.0001 per share (the “Common Stock”) and Ten Million (10,000,000) shares designated as Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).

Effective at 12:01 a.m. Eastern Time on March 3, 2025 (the “Effective Time”), pursuant to the General Corporation Law, of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each twenty-five (25) shares of Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will be entitled to receive a cash payment (without interest) equal to the market value of the fractional share, determined by multiplying such fraction by the closing price of the Company’s common stock as reported on the Nasdaq Capital Market on the last trading day before the Effective Time. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been converted, subject to the elimination of fractional share interests as described above.

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, rights, qualifications, limitations or restrictions of such rights as the Board of Directors of the Corporation may determine from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for, purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now or hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.”

FOURTH: This Certificate of Amendment shall become effective on March 3, 2025 at 12:01 a.m. Eastern Time.

FIFTH: This amendment has been duly adopted by the Board of Directors of the Corporation and approved by the Corporation’s stockholders in accordance with Section 242 of the General Corporation Law.

[Signature page follows.]

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 26th day of February 2025.

By:	/s/ James Kras
James Kras
President and Chief Executive Officer

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